SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Transfer of shares of Banelco S.A to Visa Argentina S.A.

Buenos Aires, August 27, 2014

Securities and Exchange Commission

BBVA Banco Francés S.A. – Transfer of shares

BBVA Banco Francés S.A hereby informs that the Bank has transferred its total shareholding in Banelco S.A, consistent in 2,574,907 registered not-endorsable shares, representative of 10.9 % of the share capital, to Visa Argentina S.A

Such operation is part of the project of integration between Banelco S.A and Visa Argentina S.A., of which the Bank is also shareholder.

Adrián Bressani – Rocío Carreras

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	August 27, 2014	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer